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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

     For the month of March 2004


                                  Kookmin Bank
                                  ------------
                 (Translation of registrant's name into English)

             9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703
             ------------------------------------------------------
                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F X       Form 40-F _____
                               -

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

          Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes _____         No X
                                          -
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              New Appointment of a Senior Executive Vice President

On March 2, 2004, Kookmin Bank announced the appointment of Mr. Jung-Young Kang as its new senior executive vice president of Trust / NHF(National Housing Fund) Management Group. This appointment is effective as of March 2, 2004, and accordingly, Mr. Woo-Jung Lee, former head of the Group, ceased to be a senior executive vice president of the Bank.

Following is the current status of senior executive vice presidents of Kookmin Bank.

================================================================================
  Name                               Group
================================================================================
  Jong-Kyoo Yoon                     Retail Banking Group
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  Jeung-Lak Lee                      Corporate Banking Group
--------------------------------------------------------------------------------
  Sang-Jin Lee                       Credit Card Group
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  Yun-Keun Jung                      PB/ Asset Management Group
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  Jung-Young Kang                    Trust/ NHF Management Group
--------------------------------------------------------------------------------
  Seong-Kyu Lee                      Work-out & Operations Group
--------------------------------------------------------------------------------
  Young-Il Kim                       IT Services Group
--------------------------------------------------------------------------------
  Donald H. MacKenzie                Risk Management Group
--------------------------------------------------------------------------------
  Ki-Sup Shin                        Finance/ Strategy / HR Group
================================================================================

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              Kookmin Bank
                                              -------------------------------
                                              (Registrant)




     Date: March 2, 2004                      By: /s/ Ki-Sup Shin
                                              -------------------------------
                                              (Signature)

                                              Name:  Ki-Sup Shin
                                              Title: Executive Vice President &
                                                     Chief Financial Officer

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